HFB FINANCIAL CORPORATION

HFB
Financial

2002 ANNUAL REPORT

To Our Shareholders:

Fiscal year 2002 has been a challenging one for us. As we have focused on becoming a relationship bank, we continue to make changes in our organization and systems. With many of these changes now in place and the enthusiasm of our management and staff, we feel that we are better poised to increase our market share and earnings in the coming year. For the year ended June 30, 2002, the Company earned $1,589,000 compared to $1,489,000 for the year ended June 30, 2001. Basic earnings per share were $1.28 and diluted earnings per share were $1.27 for the twelve-month period ended June 30, 2002, compared to $1.20 and $1.18, respectively, for the twelve months ended June 30, 2001. Total assets increased by $28.8 million to $246.2 million at June 30, 2002.

Looking forward, we are committed to continued growth in our earnings with our primary focus on creating shareholder value. As a means to operate more competitively and efficiently, we completed our conversion from a federally-chartered thrift to a Kentucky-chartered commercial bank during the twelve months ended June 30, 2002. As a commercial bank, we may now offer a wider range of products and services to better serve our market as a whole. We are excited about the opportunities as we embark on this new stage in the growth of Home Federal Bank. In addition, I am pleased to announce that your Board of Directors declared a semi-annual dividend of $0.21 per share to all shareholders of record as of September 16, 2002.

We are grateful for your continued support.

David B. Cook
President and CEO

Results of Operations

Years Ended June 30	2002	2001	Change Amount	Change Percent
		(Dollars in Thousands)		
Interest income	$ 15,716	$ 15,713	$ 3	.02%
Interest expense	8,276	9,495	(1,219)	(12.84)
Net interest income	7,440	6,218	1,222	19.65
Provision for loan losses	307	105	202	192.38
Net interest income after provision for loan losses	7,133	6,113	1,020	16.69
Other income	1,106	998	108	10.82
Other expenses	5,903	4,855	1,048	21.59
Income taxes	747	767	(20)	(2.61)
Net income	1,589	1,489	100	6.72

Financial Position

June 30	2002	2001	Change Amount	Change Percent
		(Dollars in Thousands)		
Total assets	$ 246,164	$ 217,405	$ 28,759	13.23%
Net loans	154,450	136,863	17,587	12.85
Investment securities—available for sale	74,637	57,110	17,527	30.69
Deposits	201,323	181,948	19,375	10.65
Stockholders' equity	22,141	20,469	1,672	8.17
Number of shares outstanding	1,296,311	1,296,854	543	.04

Selected Financial and Other Data

June 30	2002	2001	2000	1999	1998
	(Dollar amounts in thousands, except per share amount)				
Financial Position					
Assets	$ 246,164	$ 217,405	$ 205,211	$ 190,730	$ 176,437
Loans, net	154,450	136,863	131,394	120,742	116,171
Investments					
Available for sale	74,637	57,110	36,672	37,299`	26,905
Held to maturity	—	—	24,697	21,998	20,547
Deposits	201,323	181,948	172,537	153,988	144,881
Short-term borrowings and long-term debt	19,871	12,453	12,928	17,098	12,162
Stockholders' equity	22,141	20,469	17,986	17,751	17,987

Year Ended June 30	2002	2001	2000	1999	1998
	(Dollar amounts in thousands, except per share amount)				
Operating Results					
Interest income	$ 15,716	$ 15,713	$ 14,396	$ 13,558	$ 12,979
Interest expense	(8,276)	(9,495)	(8,265)	(8,018)	(7,322)
Net interest income	7,440	6,218	6,131	5,540	5,657
Provision for loan losses	(307)	(105)	437	(253)	(274)
Net interest income after provision for loan losses	7,133	6,113	6,568	5,287	5,383
Other income					
Net gain (loss) on trading securities	21	260	(163)	(141)	159
Other	1,085	738	524	465	502
Other expenses	(5,903)	(4,855)	(4,699)	(3,715)	(3,750)
Income before income tax	2,336	2,256	2,230	1,896	2,294
Income taxes	(747)	(767)	(788)	(656)	(791)
Net income	$ 1,589	$ 1,489	$ 1,442	$ 1,240	$ 1,503
Basic earnings per share (1)	$ 1.28	$ 1.20	$ 1.09	$ .94	$ 1.16
Diluted earnings per share	1.27	1.18	1.08	.93	1.13
Book value per share	17.08	15.81	13.89	13.43	13.76

(1) Years before 2000 adjusted for a 20% stock dividend on June 14, 2000.

Year Ended June 30	2002	2001	2000	1999	1998
	(Dollar amounts in thousands, except per share amount)				
Other Data					
Average interest rate spread	3.20%	2.69%	2.92%	2.69%	3.12%
Net yield on average interest-earning assets	3.42	3.08	3.24	3.09	3.52
Return on average assets	.69	.70	.73	.67	.90
Return on average stockholders' equity	7.46	7.74	8.07	6.85	8.70
Equity as a percent of year-end assets	8.99	9.42	8.76	9.32	10.20
Non-interest expense as a percent of average assets	2.55	2.30	2.38	2.02	2.22
Non-performing assets to total assets	1.49	1.09	1.69	1.02	.52
Ratio of allowance for loan losses to gross loans	.63	.52	.49	.99	.83
Dividend payout ratio	31.90	33.12	32.98	39.74	29.94
Number of					
Real estate loans outstanding	1,993	1,933	1,996	2,249	2,077
Deposit accounts	16,346	16,669	16,609	14,802	14,945
Full service offices	4	4	4	3	3

The Corporation. HFB Financial Corporation (Company), a Tennessee corporation, was organized by Home Federal Bank, Federal Savings Bank (Home Federal or Bank) to be a savings institution holding company. The Company was organized at the direction of the Bank in September 1992 to acquire all of the capital stock issued by the Bank upon the conversion of the Bank from mutual to stock form and the simultaneous offering and sale of 722,704 shares of common stock of the Company, completed on December 28, 1992 (Conversion). The Company has no significant assets other than capital stock of the Bank, a portfolio of trading account equity securities and a loan to the Bank's employee stock ownership plan. The Company's principal business is the business of the Bank and its subsidiary. Therefore, most of the discussion in this Annual Report regards the Bank and its operations.

The executive offices of the Company and the Bank are located at 1602 Cumberland Avenue, Middlesboro, Kentucky 40965 and the telephone number is (606) 248-1095.

The Bank. Home Federal was incorporated in 1920 as a Kentucky-chartered building and loan association known as Peoples Building and Loan. The Bank converted to a federal savings and loan association and obtained federal insurance of accounts in 1961 and became a federally-chartered mutual savings bank, Home Federal Savings Bank, in 1985. The Bank completed its conversion from mutual to stock form on December 28, 1992. Subsequently, the Bank converted to a state-chartered commercial bank and changed its name to Home Federal Bank Corporation in 2002. The Bank operates through one full-service office in the southeastern Kentucky community of Middlesboro, two full service offices in the southeastern Kentucky community of Harlan, and one full-service office in the East Tennessee community of New Tazewell.

The Bank is engaged principally in the business of accepting deposits from the general public and originating permanent loans which are secured by one to four family residential properties located in its market area. The Bank also originates consumer loans and commercial real estate loans, and maintains a substantial investment portfolio of mortgage-backed and other investment securities. Home Federal's current business strategy embodies several objectives: (i) continued emphasis on originating interest rate sensitive or shorter term loans for portfolio, primarily in the form of longer term adjustable-rate mortgage loans and shorter term consumer loans, (ii) continued maintenance of a substantial investment portfolio of short-term, low-risk investments, primarily U. S. government and agency securities and investment grade mortgage-backed securities and (iii) expanding the Bank's loan originations in the counties adjacent to the Bank's market area. In addition, from time to time, the Bank has purchased whole loans and participation interests in residential and commercial real estate and multifamily real estate loans located primarily in Kentucky and East Tennessee areas contiguous to the Bank's immediate market area.

As a state-chartered commercial bank, the Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits for each depositor. The Bank is a member of the Federal Home Loan Bank (FHLB) of Cincinnati which is one of the twelve district banks comprising the FHLB system. The Bank is subject to comprehensive examination, supervision and regulation by the Kentucky Department of Financial Institutions and the FDIC. This regulation is intended primarily for the protection of depositors.

Market Information

Trading in the Common Stock. The Company's common stock is listed on the NASDAQ small cap market under the symbol "HFBA". There are currently 1,296,311 shares of the common stock outstanding and approximately 400 holders of record of the common stock (not including shares held in "street name").

The following table sets forth certain information as to the range of the high and low bid prices for the Company's common stock for the calendar quarters indicated:

	High Bid (1)	Low Bid (1)	Dividends Paid
Fiscal 2001			
First quarter	$ 13.000	$ 11.375	$ .19
Second quarter	13.000	10.125	
Third quarter	12.000	11.000	.19
Fourth quarter	12.880	11.000	
Fiscal 2002			
First quarter	$ 13.000	$ 11.450	$ .19
Second quarter	14.150	12.030	
Third quarter	14.600	13.450	.20
Fourth quarter	14.750	13.000	

(1) Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The latest bid price as of August 26, 2002 was $12.90.

The Company's primary source of funds for the payment of dividends is dividends from the Bank.

HFB Financial Corporation, a Tennessee corporation, was organized by Home Federal to be a savings institution holding company. The Company was organized at the direction of the Bank in September 1992 to acquire all of the capital stock issued by the Bank upon the conversion of the Bank from mutual to stock form. The Company has no significant assets other than capital stock of the Bank. The Company's principal business is the business of the Bank and its subsidiary. Therefore, the discussion in this Management's Discussion and Analysis relates to the Bank and its operations.

Home Federal's results of operations in recent years have reflected the fundamental changes which have occurred in the regulatory, economic and competitive environment in which banks operate. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the balances of interest-earning assets outstanding during the period and the yields earned on such assets. Interest expense is a function of the amount of interest-bearing liabilities outstanding during the period and the rates paid on such liabilities. The Bank also generates non-interest income, such as service charges on transaction accounts and other fees. Net income is further affected by the level of non-interest expenses, such as personnel expenses, occupancy and equipment expenses, federal deposit insurance premiums and other expenses.

The operations of Home Federal and banks generally are significantly influenced by general economic conditions and the monetary and fiscal policies of governmental regulatory agencies. Deposit flows and costs of funds are influenced by interest rates on competing investments and prevailing market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which, in turn, is affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds. Just as the Bank's operations are influenced by regulatory authorities, so are its liquidity levels and capital resources.

Asset/Liability Management

Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. Home Federal has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Bank's strategies are intended to stabilize net interest income for the long term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination for portfolio of adjustable-rate mortgage loans secured by one to four family residential real estate and the origination of consumer and other loans with greater interest rate sensitivities than long-term, fixed-rate residential mortgage loans. At June 30, 2002, approximately 65% of the loans in the Bank's mortgage loan portfolio were adjustable-rate mortgages. The Bank has used excess funds to invest in various short-term investments, including mortgage-backed securities, with a weighted-average life of seven years or less, U. S. Government Treasury and agency securities with terms of seven years or less and other short-term investments.

Asset/liability management in the form of structuring cash instruments provides greater flexibility to adjust exposure to interest rates. During periods of high interest rates, management believes it is prudent to offer competitive rates on short-term deposits and less competitive rates for long-term liabilities. This posture allows the Bank to benefit quickly from declines in interest rates. Likewise, offering more competitive rates on long-term deposits during the low interest rate periods allows the Bank to extend the repricing and/or maturity of its liabilities thus reducing its exposure to rising interest rates.

Interest Rate Sensitivity

Net portfolio value (NPV) analysis provides a quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flow from off-balance-sheet contracts.

The following table sets forth, as of June 30, 2002, the estimated changes in the Bank's NPV, *i.e.*, the present value of expected cash flows from assets, liabilities and off-balance-sheet contracts, assuming immediate and permanent changes in interest rates up and down 200 basis points.

Net Portfolio Equity
(Dollars in Thousands)

Change in Interest Rates (Basis Points)	Estimated NPV	Amount of Change	Percent of Change
+200	$ 23,594	$ (9,179)	(28)%
+100	28,517	(4,256)	(13)
0	32,773		
-100	34,444	1,671	5
-200	35,686	2,913	9

As noted above, the market value of the Bank's net assets would be anticipated to decline significantly in the event of certain designated increases in interest rates. For instance, in the event of a 200 basis point increase in interest rates, NPV is anticipated to fall by $9.2 million, or 28%. Conversely, a 200 basis point decrease in interest rates is anticipated to cause a $2.9 million, or 9% increase in NPV. Subject to market conditions, management intends to continue to restructure the Bank's assets and liabilities over time to attempt to better manage the Bank's NPV volatility.

Certain assumptions utilized in assessing the interest rate risk of the Bank were employed in preparing the previous table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. In the event that interest rates do not change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

The Corporation's assets increased by 13.2% to $246.2 million at June 30, 2002 compared to $217.4 million at June 30, 2001. The majority of this increase is reflected in investments and loans, which was primarily funded by a decrease on cash and cash equivalents, an increase in deposits and an increase in borrowings.

Cash and cash equivalents decreased by $8.7 million to $5.2 million at June 30, 2002 from $13.9 million at June 30, 2001, primarily due to increases in the investment and loan portfolios.

The Corporation completely liquidated its trading account securities during the year ended June 30, 2002 as compared to a balance of $1.049 million at June 30, 2001. Management opted to liquidate the trading account due to the volatile nature of the equities market.

The Bank augments its lending activities and increases its asset yields to a significant extent by investing in investment securities such as mortgage-backed securities "MBSs", U. S. Government securities, municipal securities and corporate securities. During the year ended June 30, 2002, management purchased $67.5 million in investment securities. Most of these purchases were funded from the proceeds from called and maturing investment securities, principal collected on MBSs and the sale of investment securities. At June 30, 2002, the balance of investment securities available for sale (AFS) was $74.6 million with a net unrealized gain of $1.4 million.

During the year ended June 30, 2002, total loans receivable, net increased 12.8% to $154.4 million compared to $136.9 million at June 30, 2001.

At June 30, 2002, allowance for loan losses was $975,000 or 0.63% of loans receivable compared to $718,000 or 0.52% of loans receivable at June 30, 2001.

Premises and equipment decreased by $376 to $3.867 million at June 30, 2002 from $4.243 million at June 30, 2001. Most of this decrease was related to deprecation.

During the year ended June 30, 2002, management purchased $2.7 million in bank-owned life insurance and the cash surrender value of the policy was $2.8 million at year end. The policy serves as an investment for the Bank, as well as a benefit designed for the retention of the Bank's key employees.

Total deposits increased $19.4 million to $201.3 million at June 30, 2002 from $181.9 million at June 30, 2001. During the year ended June 30, 2002, CDs increased $12.4 million while non-interest bearing, savings and NOW accounts increased $7.0 million.

Long-term debt increased $7.4 million to $19.9 million at June 30, 2002 from $12.5 million at June 30, 2001 as the result of a leveraging strategy implemented during the year ended June 30, 2002. The Bank borrowed $7.5 million with an average maturity of three years and used the proceeds to purchase securities with similar maturities.

At June 30, 2002, the Bank met all regulatory capital requirements. Tier I capital to averaged assets was 8.2%. Tier I capital to risk-weighted assets was 14.8% and total capital to risk-weighted assets was 15.6% at June 30, 2002 compared to 8.7%, 16.5% and 15.7%, respectively, at June 30, 2001.

General. Net income increased by $100,000 to $1.589 million for the fiscal year ended June 30, 2002. The primary reasons for the increase were a $1.222 million increase in net interest income, a $107,000 increase in non-interest income and a $21,000 decrease in income tax expense offset by a $202,000 increase in provision for loan losses and a $1.048 million increase in non-interest expense.

Net Interest Income. Net interest income increased to $7.440 million for fiscal 2002 from $6.218 million for fiscal 2001. The increase was primarily due to an increase in the net interest margin. The net interest margin increased by 34 basis points to 3.42% for the year ended June 30, 2002 compared to 3.08% for the year ended June 30, 2001. Most of this increase was attributable to a lower weighted-average cost of funds.

Interest Income. Interest income for the fiscal years ended June 30, 2002 and 2001 was $15.716 million and $15.713 million, respectively. This modest increase for fiscal 2002 over fiscal 2001 was due primarily to an increase in the average balance of interest-earning assets, as the yields declined in fiscal 2002. Yields on such assets were 7.23% in fiscal 2002 compared to 7.77% in fiscal 2001.

Average interest-earning assets were $217.2 million and $202.2 million for the fiscal years ended June 30, 2002 and 2001, respectively. The increase in the average balance of interest-earning assets was primarily due to an increase in loan originations and purchases of investment securities.

Interest Expense. Interest expense for fiscal 2002 and 2001 was $8.276 million and $9.495 million, respectively. The decrease in interest expense of $1.219 million in fiscal 2002 over fiscal 2001 was primarily due to a decrease in the rate of interest paid on deposits. The cost of interest-bearing liabilities decreased to 4.03% for fiscal 2002 compared to 5.08% for fiscal 2001. In addition, the average balance of interest-bearing liabilities increased by $18.43 million due to increased deposits, which was primarily used to fund loan demand.

Provision for Loan Losses. The provision for loan losses for the fiscal years ended June 30, 2002 and 2001 was $307,000 and $105,000, respectively. The increase of $202,000 was primarily due to increase in commercial loan originations. The provision was determined by management's evaluation of the adequacy of the allowance for loan losses, including consideration of recoveries of loans previously charged off, the perceived risk exposure among loan types, actual loss experience, delinquency rates and current economic conditions.

Other Income. Other income for fiscal 2002 was $1.106 million compared to $999,000 for fiscal 2001, an increase of $107,000. The increase was primarily the result of a $108,000 increase in service charges on deposits, a $238,000 decrease in gains on trading account securities, a $21,000 increase in other fees, a $101,000 increase in gain on the sale of real estate and an increase of $76,000 in the increase in cash surrender value of bank-owned life insurance.

Other Expenses. Other expenses increased $1.048 million to $5.903 million for fiscal 2002 from $4.855 million for fiscal 2001. Compensation and benefits increased by $499,000, primarily the result of a $300,000 increase in general compensation expense and an increase of $199,000 in the cost of funding the Bank's employee retirement fund.

Occupancy expense increased $54,000 to $379,000 for fiscal 2002 compared to $325,000 for fiscal 2001. This increase was primarily due to increased depreciation, taxes and utilities resulting from the addition of the Bank's new annex building in Middlesboro, Kentucky and the purchase of the new branch building in Harlan, Kentucky.

Equipment expense increased $84,000 to $516,000 for fiscal 2002 compared to $432,000 for fiscal 2001, primarily the result of higher depreciation and maintenance fees associated with the purchase of new computer and communications equipment.

Data processing expense decreased $21,000 to $239,000 for fiscal 2002 compared to $260,000 for 2001 primarily due to the elimination of some services with the Bank's data processor.

Legal and professional fees increased $238,000 to $457,000 for fiscal 2002 compared to $219,000 for 2001. Legal expenses increased $119,000 primarily due to foreclosure expenses. Consulting fees increased $139,000 as the result of payment for services for the implementation of new operating procedures.

Other expenses increased $203,000 to $1.240 million for fiscal 2002 compared to $1.037 million for 2001, primarily due to the write down of other real estate owned by $272,000. The write down primarily involved two foreclosed real estate development properties recently reappraised. All other categories of other expense decreased $70,000 with no substantial increase or decrease in any one category.

Income Tax Expense. Income tax expense decreased $21,000 to $746,000 for fiscal 2002 compared to $767,000 for fiscal 2001 due to a greater amount of tax-exempt income in fiscal 2002.

General. Net income increased by $48,000 to $1.489 million for the fiscal year ended June 30, 2001. The primary reasons for the increase were an $87,000 increase in net interest income, a $638,000 increase in non-interest income and a $21,000 decrease in income tax expense offset by a $542,000 increase in provision for loan losses and a $156,000 increase in non-interest expense.

Net Interest Income. Net interest income increased to $6.218 million for fiscal 2001 from $6.131 million for fiscal 2000. The increase was primarily due to an increase in volume. Even though net income increased, the net interest margin decreased by 16 basis points to 3.08% for the year ended June 30, 2001 compared to 3.24% for the year ended June 30, 2000. Most of this decrease was attributable to a higher weighted average cost of funds.

Interest Income. Interest income for the fiscal years ended June 30, 2001 and June 30, 2000 was $15.713 million and $14.396 million, respectively. The increase in fiscal 2001 over fiscal 2000 was due primarily to an increase in the average balance of interest-earning assets. Yields on such assets were 7.77% in fiscal 2001 compared to 7.60% in fiscal 2000.

Average interest-earning assets were $202.2 million and $189.4 million for the fiscal years ended June 30, 2001 and June 30, 2000, respectively. The increase in the average balance of interest-earning assets was primarily due to an increase in loan originations.

Interest Expense. Interest expense for fiscal 2001 and 2000 was $9.495 million and $8.265 million, respectively. The increase in interest expense of $1.230 million in fiscal 2001 over fiscal 2000 was primarily due to an increase in the rate of interest paid on deposits. The cost of interest-bearing liabilities increased to 5.08% for fiscal 2001 compared to 4.68% for fiscal 2000. In addition, the average balance of interest-bearing liabilities increased by $10.5 million due to increased deposits, which was used to fund loan demand.

Provision for Loan Losses. The provision for loan losses for the fiscal years ended June 30, 2001 and June 30, 2000 was $105,000 and $(437,000), respectively. The increase of $542,000 was primarily due to unanticipated collections on loans that, during the fiscal year ended June30, 1999, were impaired with specific allowances included in the allowance for loan losses. The provision was determined by management's evaluation of the adequacy of the allowance for loan losses, including consideration of recoveries of loans previously charged off, the perceived risk exposure among loan types, actual loss experience, delinquency rates and current economic conditions.

Other Income. Other income for fiscal 2001 was $998,000 compared to $361,000 for fiscal 2000, an increase of $637,000. The increase is primarily the result of a $254,000 increase in service charges on deposits, a $421,000 increase in gains on trading account securities and a $22,000 increase in other fees. During fiscal 2001, management instituted a new overdraft privilege product, which increased deposit service charge income significantly.

Other Expenses. Other expenses increased $156,000 to $4.855 million for fiscal 2001 from $4.699 million for fiscal 2000. Compensation and benefits increased by $86,000, primarily the result of a $77,000 decrease in the amount of loan origination fees deferred related to compensation expense net of the amount amortized in the current period.

Occupancy expense increased $29,000 to $325,000 for fiscal 2001 compared to $296,000 for fiscal 2000. This increase was primarily due to increased depreciation, taxes and utilities resulting from the addition of the Bank's new annex building in Middlesboro, Kentucky and the purchase of the new branch building in Harlan, Kentucky.

Equipment expense increased $152,000 to $432,000 for fiscal 2001 compared to $280,000 for fiscal 2000, primarily the result of higher depreciation and maintenance fees associated with the purchase of new computer and communications equipment.

Data processing expense decreased $17,000 to $260,000 for fiscal 2001 compared to $277,000 for 2000 primarily due to one-time expenses associated with the conversion and addition of the new Harlan branch in fiscal 2000.

Professional services decreased $163,000 due to the fees paid to consultants for assistance in developing a sales culture for the Bank in fiscal 2000.

State deposit and franchise taxes increased $11,000 primarily due to a benefit received with the Bank's purchase of the new Harlan branch, which was realized in fiscal 2000 that was not available to the Bank in 2001.

Other expense increased $58,000, primarily due to a $36,000 increase in telephone expense. All other categories of other expense increased $50,000 with no substantial increase or decrease in any one category.

Income Tax Expense. Income tax expense decreased $21,000 to $767,000 for fiscal 2001 compared to $788,000 for fiscal 2000 due to a greater amount of tax-exempt income in fiscal 2001.

Average Balances, Interest and Average Yields

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and dates indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.

	2002			2001			2000		
Year Ended June 30	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
				(Dollars in Thousands)					
Interest-earning assets									
Loans, net (1)	$ 145,034	$ 11,801	8.14%	$ 137,874	$ 11,655	8.45%	$ 124,003	$ 10,218	8.24%
Investment securities	66,578	3,759	5.65	61,243	3,885	6.34	62,882	4,062	6.46
Federal Home Loan Bank stock and deposits with financial institutions	5,617	156	2.78	3,038	173	5.69	2,538	116	4.57
Total interest-earning assets	$ 217,229	$ 15,716	7.23%	$ 202,155	$ 15,713	7.77%	$ 189,423	$ 14,396	7.60%
Interest-bearing liabilities									
Deposits	$ 189,940	$ 7,458	3.93%	$ 174,532	$ 8,807	5.05%	$ 163,325	$ 7,549	4.62%
Short-term borrowings and long-term debt	15,582	818	5.25	12,559	688	5.48	13,196	716	5.43
Total interest-bearing liabilities	$ 205,522	$ 8,276	4.03%	$ 187,091	$ 9,495	5.08%	$ 176,521	$ 8,265	4.68%
Net interest income		$ 7,440			$ 6,218			$ 6,131	
Interest rate spread			3.20%			2.69%			2.92%
Net yield on interest-earning assets			3.42%			3.08%			3.24%
Ratio of average interest-earning assets to average interest-bearing liabilities			105.70%			108.72%			107.31%

(1) Includes nonaccrual loans

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old volume); and (iii) changes in rate/volume (changes in rate multiplied by changes in volume). Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material differences in the information presented.

	2002 vs. 2001				2001 vs. 2000			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
Year Ended June 30	**Volume**	**Rate**	**Rate/ Volume**	**Total**	**Volume**	**Rate**	**Rate/ Volume**	**Total**
				(Dollars in Thousands)				
Interest income								
Loans receivable (1)	$ 606	$ (437)	$ (23)	$ 146	$ 1,143	$ 264	$ 30	$ 1,437
Investment securities	338	(427)	(37)	(126)	(106)	(73)	2	(177)
Other dividend income and deposits with financial institutions	147	(89)	(75)	(17)	23	29	6	58
Total interest-earning assets	1,091	(953)	(135)	3	1,060	220	38	1,318
Interest expense								
Deposits	777	(1,953)	(173)	(1,349)	518	693	48	1,259
Short-term borrowings and long-term debt	166	(29)	(7)	130	(35)	7	—	(28)
Total interest-bearing liabilities	943	(1,982)	(180)	(1,219)	483	700	48	1,231
Change in net interest income	$ 148	$ 1,029	$ 45	$ 1,222	$ 577	$ (480)	$ (10)	$ 87

(1) For purposes of calculating volume, rate and rate/volume variances, nonaccrual loans were included in the weighted-average balance outstanding.

Liquidity and Capital Resources

The Company's primary source of liquidity is dividends paid by the Bank. The Company repurchases shares of its common stock in order to improve earnings per share and return on stockholders' equity. To date, the Company has repurchased 288,202 of its shares (as restated for a 20% stock dividend on June 14, 2000 and a 5-for-3 stock split on June 30, 1997) of common stock at a cost of $2.6 million.

Home Federal's capital ratios are substantially in excess of regulatory minimum capital requirements. At June 30, 2002, the Bank's Tier I capital to averaged assets ratio was 8.2% or 4.2% in excess of the Bank's current 4.0% Tier I to averaged capital ratio requirement. Additionally, the Bank's Tier I capital to risk-weighted assets ratio was 14.8% and total capital to risk-weighted assets was 15.6% or 10.8% and 7.6%, respectively, in excess of the minimum regulatory requirements of 4.0% and 8.0%, respectively.

Home Federal's principal sources of funds for operations are deposits from its primary market area, principal and interest payments on loans and mortgage-backed securities and proceeds from maturing investment securities. In addition, as a member of the FHLB of Cincinnati, the Bank is eligible to borrow funds from the FHLB of Cincinnati in the form of advances. At June 30, 2002, the Bank had $19.9 million outstanding in advances and an unexercised credit line of $15.0 million at the FHLB. The Bank also had sufficient collateral to borrow an additional $37.0 million from the FHLB at June 30, 2002.

Investments serve as a source of liquid funds which the Bank may use to meet deposit withdrawals and other short-term needs. The Bank's most liquid assets are cash and cash equivalents, which are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash. The levels of such assets are dependent upon the Bank's operating, financing and investment activities at any given time. Management believes that the liquidity levels maintained are fully adequate to meet potential deposit outflows, loan demand and normal operations.

The primary source of cash from operating activities is net earnings. The primary uses of funds are lending activities and investments in mortgage-backed and investment securities. Cash received from net loan repayments and other sources is used to purchase investment and mortgage-backed securities. Financing sources consist principally of net increases in deposits. Other financing sources include short and long-term borrowings.

Impact of Accounting Pronouncements and Regulatory Policies

Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* issued in June 1998 (as amended by SFAS No. 137), standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. The statement requires entities to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value, gains and losses, of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reasons for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows or foreign currencies. The statement is effective for fiscal years beginning after June 15, 2001. The statement is not expected to affect the Company because the Company does not currently purchase derivative instruments or enter into hedging activities.

Recent Accounting Pronouncements. In September 2000, the FASB issued Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125,* which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, although it continues most of the provisions of Statement No. 125 without reconsideration. The provisions of Statement No. 140 are effective for periods after December 15, 2000. We currently are evaluating the impact, if any, of adopting the provisions of Statement No. 140. We do not expect the adoption of the provisions of Statement No. 140 to have a material impact on our financial position or results of operations.

In July 2001, the FASB issued Statement No. 141, *Business Combinations,* and Statement No. 142, *Goodwill and Other Intangible Assets.* Statement No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the pooling-of-interests method. Statement No. 141 also provides new criteria that determine whether an acquired intangible asset should be recognized separately from goodwill. Statement No. 142 provides guidance on how to account for goodwill and intangible assets after a business combination has been completed. Under Statement No. 142, goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually. Intangible assets with a definite life will continue to be amortized. The nonamortization and impairment rules will apply to existing goodwill and intangible assets beginning with fiscal years starting after December 15, 2001. While the Company has recorded intangible assets related to the purchase of certain deposits, it does not have any goodwill recorded. Accordingly, these statements are not expected to have an impact on the Company.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto, presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars without consideration of the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

HFB Financial Corp
Consolidated Balance Sheets
June 30, 2002 and 2001

Assets

	2002	2001
Cash and due from banks	$ 4,775,348	$ 5,112,788
Federal funds sold	450,000	8,775,000
Cash and cash equivalents	5,225,348	13,887,788
Trading assets, at fair value	—	1,049,327
Available-for-sale securities	74,636,556	57,109,780
Loans, net of allowance for loan losses of $975,000 and $718,267 in 2002 and 2001, respectively	154,449,553	136,863,425
Premises and equipment	3,867,217	4,242,655
Federal Home Loan Bank stock	1,622,100	1,527,400
Interest receivable	1,638,218	1,790,607
Assets held for sale	1,560,805	504,960
Other assets	353,189	428,647
Cash surrender value of life insurance	2,811,018	—
Total assets	$ 246,164,004	$ 217,404,589

Liabilities and Stockholders' Equity

	2002	2001
Liabilities		
Deposits		
Noninterest bearing demand	$ 7,343,530	$ 4,631,492
Savings, NOW and money market	24,734,538	20,433,508
Certificates of deposit	169,245,427	156,883,478
Total deposits	201,323,495	181,948,478
Long-term debt	19,871,257	12,452,796
Interest payable	855,075	962,143
Other liabilities	1,973,592	1,572,344
Total liabilities	224,023,419	196,935,761
Stockholders' Equity		
Preferred stock, $1.00 par value		
Authorized and unissued—1,000,000 shares		
Common stock, $1.00 par value; authorized 5,000,000 shares; issued and outstanding 2002 and 2001 – 1,584,513 and 1,579,582 shares	1,584,513	1,579,582
Additional paid-in capital	8,749,714	8,729,990
Retained earnings	13,922,605	12,839,997
Common stock acquired by Rabbi trust for deferred compensation plans	(488,102)	(488,102)
Accumulated other comprehensive income (loss)	933,853	291,628
	24,702,583	22,953,095
Treasury stock 2002 – 288,202 shares; 2001 – 282,728 shares	(2,561,998)	(2,484,267)
Total stockholders' equity	22,140,585	20,468,828
Total liabilities and stockholders' equity	$ 246,164,004	$ 217,404,589

See Notes to Consolidated Financial Statements

HFB Financial Corporation
Consolidated Statements of Income
Years Ended June 30, 2002 and 2001

	2002	2001
Interest Income		
Loans	$ 11,800,842	$ 11,654,613
Investment securities	3,759,455	3,885,382
Other	155,827	172,532
Total interest income	15,716,124	15,712,527
Interest Expense		
Deposits	7,457,692	8,806,524
Long-term debt	818,029	688,074
Total interest expense	8,275,721	9,494,598
Net Interest Income	7,440,403	6,217,929
Provision for Loan Losses	307,485	104,980
Net Interest Income After Provision for Loan Losses	7,132,918	6,112,949
Noninterest Income		
Service charges on deposit accounts	738,580	630,588
Other customer fees	100,930	80,125
Net gains on trading securities	21,426	259,697
Net realized gains (losses) on sales of available-for-sale securities	6,058	(670)
Other	238,660	29,133
Total noninterest income	1,105,654	998,873
Noninterest Expense		
Salaries and employee benefits	2,691,733	2,192,803
Net occupancy and equipment expense	379,270	325,243
Equipment expenses	516,031	431,970
Data processing fees	238,818	260,021
Legal and professional fees	456,681	218,505
Advertising	224,913	221,741
State franchise and deposit taxes	155,251	167,515
Other	1,240,193	1,037,342
Total noninterest expense	5,902,890	4,855,140
Income Before Income Taxes	2,335,682	2,256,682
Provision for Income Taxes	746,314	767,364
Net Income	$ 1,589,368	$ 1,489,318
Basic Earnings Per Share	$ 1.28	$ 1.20
Diluted Earnings Per Share	$ 1.27	$ 1.18

See Notes to Consolidated Financial Statements

HFB Financial Corporation

Consolidated Statements of Stockholders' Equity

Years Ended June 30, 2002 and 2001

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Rabbi Trusts	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, July 1, 2000		$ 1,574,282	$ 8,708,790	$ (515,623)	$ 11,843,918	$ (1,186,594)	$ (2,438,366)	$ 17,986,407
Comprehensive income								
Net income	$ 1,489,318	—	—	—	1,489,318	—	—	1,489,318
Change in unrealized appreciation on available-for-sale securities, net of reclassification adjustment	1,478,222	—	—	—	—	1,478,222	—	1,478,222
Dividends on common stock, $0.38 share		—	—	—	(493,239)	—	—	(493,239)
Stock issued upon exercise of stock options		5,300	21,200	—	—	—	—	26,500
Purchase of treasury stock		—	—	—	—	—	(45,901)	(45,901)
Stock withdrawn from Rabbi Trusts		—	—	8,355	—	—	—	8,355
Net change in fair value of Rabbi Trust shares, net of tax		—	—	19,166	—	—	—	19,166
Comprehensive income	$ 2,967,540							
Balance, June 30, 2001		1,579,582	8,729,990	(488,102)	12,839,997	291,628	(2,484,267)	20,468,828
Comprehensive income								
Net income	$ 1,589,368	—	—	—	1,589,368	—	—	1,589,368
Change in unrealized appreciation on available-for-sale securities, net of reclassification adjustment	642,225	—	—	—	—	642,225	—	642,225
Dividends on common stock, $0.38 share		—	—	—	(506,760)	—	—	(506,760)
Stock issued upon exercise of stock options		4,931	19,724	—	—	—	—	24,655
Purchase of treasury stock		—	—	—	—	—	(77,731)	(77,731)
Comprehensive income	$ 2,231,593							
Balance, June 30, 2002		$ 1,584,513	$ 8,749,714	$ (488,102)	$ 13,922,605	$ 933,853	$ (2,561,998)	$ 22,140,585

See Notes to Consolidated Financial Statements

HFB Financial Corporation
Consolidated Statements of Cash Flows
Years Ended June 30, 2002 and 2001

	2002	2001
Operating Activities		
Net income	$ 1,589,368	$ 1,489,318
Items not requiring (providing) cash		
Amortization of goodwill	89,602	107,525
Depreciation of premises and equipment	445,431	378,780
Amortization of premiums and discounts on securities	263,388	(138,780)
Premises and equipment gains	—	(9,976)
Permanent decline in fair market value of assets held for sale	191,127	—
Increase in cash surrender value of life insurance	(75,924)	—
Provision for loan losses	307,485	104,980
Deferred income taxes	(109,000)	(54,620)
Net realized (gains) losses on available-for-sale securities	(6,058)	670
Net realized (gain) loss of sale of assets held for sale	(101,677)	204
Federal Home Loan Bank stock dividends	(94,700)	(107,700)
Changes in		
Trading assets, at fair value	1,049,327	(290,757)
Interest receivable	152,389	117,415
Other assets	(14,144)	436,657
Interest payable	(107,068)	111,372
Other liabilities	145,061	(103,055)
Net cash provided by operating activities	3,724,607	2,042,033
Investing Activities		
Net originations of loans	(19,928,905)	(5,679,617)
Purchase of premises and equipment, net	(69,993)	(1,277,442)
Proceeds from sales of premises and equipment	—	137,323
Proceeds from the sales of available-for-sale securities	9,134,652	3,649,998
Proceeds from maturities of available-for-sale securities	41,576,950	11,572,457
Purchases of available-for-sale securities	(67,488,296)	(14,300,249)
Proceeds from maturities of held-to-maturity securities	—	5,794,382
Development cost of assets held for sale	(116,128)	—
Proceeds from sales of assets held for sale	1,006,125	345,587
Purchase of life insurance	(2,735,094)	—
Net cash provided by (used in) investing activities	(38,620,689)	242,439
Financing Activities		
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	7,013,068	(180,009)
Net increase in certificates of deposit	12,361,949	9,591,476
Net decrease in short-term borrowings	—	(400,000)
Purchase of treasury stock	(77,731)	(45,901)
Proceeds from exercise of stock options	24,655	26,500
Common stock withdrawn from Rabbi trusts	—	8,355
Dividends paid	(506,760)	(493,240)
Repayments of long-term debt	(81,539)	(75,254)
Proceeds from long-term debt	7,500,000	—
Net cash provided by financing activities	26,233,642	8,431,927
Increase (Decrease) in Cash and Cash Equivalents	(8,662,440)	10,716,399
Cash and Cash Equivalents, Beginning of Year	13,887,788	3,171,389
Cash and Cash Equivalents, End of Year	$ 5,225,348	$ 13,887,788
Supplemental Cash Flows Information		
Interest paid	$ 8,382,789	$ 8,147,294
Income taxes paid (net of refunds)	$ 935,211	$ 690,254
Collateral repossessed	$ 2,035,292	$ 104,960

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

HFB Financial Corporation (Company) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Home Federal Bank Corporation (Bank) and the Bank's wholly-owned subsidiary, Home Service Corporation.

During the year ended June 30, 2002, the Bank, which provides full banking services, changed its charter from a federal savings bank to a state bank. As a state Bank, the Bank is subject to regulation by the Federal Deposit Insurance Corporation and Kentucky Department of Financial Institutions. The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Bell County, Kentucky, surrounding counties and the surrounding states of Tennessee and Virginia. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

The accounting and reporting policies of the Company and its wholly-owned subsidiary conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The more significant of the policies are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank after elimination of all material intercompany transactions and accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management relies on independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2002 and 2001, cash equivalents consisted of federal funds sold to regional banks.

Securities

Trading securities, which include any security held primarily for near-term sale, are carried at fair value. Gains and losses on trading securities, both realized and unrealized, are included in other income.

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Interest and dividends on investments in debt and equity securities are included in income when earned.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using straight-line and accelerated methods based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Fee Income

Loan origination fees, net of direct origination costs, are recognized as interest income using the level-yield method over the term of the loans. Loan servicing income, included in "other income", represents fees earned for servicing real estate mortgage loans owned by various investors.

Federal Home Loan Bank Stock

Federal Home Loan Bank (FHLB) stock is required investments for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Employee Stock Ownership Plan

The Company accounts for its employee stock ownership plan (ESOP) in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6, *Employer's Accounting for Employee Stock Ownership Plans.* The cost of shares issued to the ESOP, but not yet allocated to participants, are presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of the shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP sharesare recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

Shares will be considered outstanding for earnings per share calculations when they are committed to be released; unallocated shares are not considered outstanding.

Stock Options

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Option No. 25, *Accounting for Stock Issued to Employees*, and, accordingly, recognizes no compensation expense for the stock option grants.

Income Tax

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation. These reclassifications had no effect on net earnings.

(Table Dollar Amounts in Thousands)

Note 2: Investments

Available-for-Sale Securities

The amortized cost and approximate fair values of securities classified as available for sale are as follows:

	June 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
Other asset-backed securities	$ 15,127	$ 180	$ —	$ 15,307
Corporate bonds	7,668	264	—	7,932
U. S. government agencies	10,673	252	(73)	10,852
Mortgage-backed securities	36,002	681	—	36,683
State and political subdivisions	3,717	146	—	3,863
	$ 73,187	$ 1,523	$ (73)	$ 74,637

	June 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
U. S. Treasury	$ 1,000	$ 24	$ —	$ 1,024
Corporate bonds	7,735	50	(2)	7,783
U. S. government agencies	22,767	256	(60)	22,963
Mortgage-backed securities	24,146	219	(110)	24,255
State and political subdivisions	1,021	64	—	1,085
	$ 56,669	$ 613	$ (172)	$ 57,110

(Table Dollar Amounts in Thousands)

Maturities of available-for-sale debt investments at June 30, 2002:

	Amortized Cost	Approximate Fair Value
One year or less	$ 3,508	$ 3,580
After one through five years	11,845	12,148
After five through ten years	4,694	4,816
After ten years	2,011	2,103
Mortgage and other asset-backed securities not due on a single maturity date	51,129	51,990
	$ 73,187	$ 74,637

The book value and fair value of securities pledged as collateral to secure public deposits and for other purposes amounted to $2,750,000 at June 30, 2002, and $4,850,000 at June 30, 2001, respectively.

Proceeds from the sale of securities available for sale during 2002 and 2001 were $9,134,652 and $3,649,998, respectively. Gross gains of $63,334 and gross losses of $57,276 were realized from sales during 2002, and gross gains of $13,074 and gross losses of $13,744 were realized from sales during 2001.

Unrealized holding gains on trading securities of $0 and $259,697 were included in earnings in 2002 and 2001, respectively.

During 2001, the Company engaged a professional investment consulting firm to assist in creating an asset/liability management strategy. One of the suggestions of the firm upon implementation of the strategy was that the Company transfer all securities that were classified as held to maturity to available for sale. Following this recommendation, the Company transferred debt securities with an amortized cost of $18,975,585 from held to maturity to available for sale. The securities had an unrealized gain of approximately $212,000. The Company currently has no intentions of classifying any securities as held to maturity in the future.

(Table Dollar Amounts in Thousands)

Note 3: Loans and Allowance for Loan Losses

Categories of loans at June 30 include:

	2002	2001
Commercial and industrial	$ 21,382	$ 14,801
Residential real estate	120,403	111,783
Construction	6,231	4,721
Consumer	7,409	6,276
Total loans	155,425	137,581
Less		
Allowance for loan losses	(975)	(718)
Net loans	$ 154,450	$ 136,863

Impaired loans totaled $1,122,000 and $1,387,000 and had an allowance for loan losses of $365,000 and $124,000 at June 30, 2002 and 2001, respectively.

Interest of $45,000 and $146,000 was recognized on average impaired loans of $1,128,000 and $1,420,000 for 2002 and 2001, respectively. Interest of $45,000 and $146,000 was recognizable on impaired loans on the cash basis of accounting during 2002 and 2001, respectively.

Activity in the allowance for loan losses was as follows:

	2002	2001
Balance, beginning of year	$ 718	$ 645
Provision charged to expense	307	105
Losses charged off, net of recoveries of $38 for 2002 and $11 for 2001	(50)	(32)
Balance, end of year	$ 975	$ 718

Note 4: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2002	2001
Land and buildings	$ 4,216	$ 4,158
Furniture and equipment	2,505	2,468
	6,721	6,626
Less accumulated depreciation	(2,429)	(1,983)
Net premises and equipment	$ 4,292	$ 4,643

(Table Dollar Amounts in Thousands)

Note 5: Core Deposits

The carrying basis and accumulated amortization of recognized intangible assets at June 30, 2002 and 2001, were:

	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$ 459	$ 289	$ 459	$ 200

Amortization expense for the years ended June 30, 2002 and 2001, was $89,000 and $108,000, respectively. Estimated amortization expense for each of the following five years is:

2003	$ 70,000
2004	52,000
2005	33,000
2006	15,000
	$ 170,000

Note 6: Certificates of Deposit

Certificates of deposit in denominations of $100,000 or more were $56,363,000 and $53,469,000 on June 30, 2002 and 2001, respectively.

At June 30, 2002, the scheduled maturities of certificates of deposit are as follows:

2003	$ 109,939
2004	43,732
2005	2,839
2006	3,044
2007	3,458
Thereafter	6,233
	$ 169,245

(Table Dollar Amounts in Thousands)

Note 7: Short-Term Borrowings and Line of Credit

In 2002 and 2001, the Company had available a 90-day revolving line of credit up to a maximum of $15,000,000. The line of credit bears interest at a daily variable rate which is set by the Federal Home Loan Bank.

At June 30, 2002 and 2001, the Company had not drawn on the line of credit.

The line of credit is collateralized by FHLB stock and single-family first mortgage loans with aggregate principal balances totaling 150% of the outstanding amount.

Note 8: Long-Term Debt

	2002	2001
Federal Home Loan Bank advances, variable rates due at various dates through March 2010	$ 19,871	$ 12,453

These advances are collateralized by FHLB stock and single-family first mortgage loans with aggregate principal balances totaling 150% of the outstanding amount of advances or $29,807,000. Advances are subject to restrictions or penalties in the event of prepayment.

Maturities in years ending June 30 were as follows:

2003	$ 2,088
2004	2,596
2005	5,187
2006	2,500
2007	—
Thereafter	7,500
	$ 19,871

(Table Dollar Amounts in Thousands)

Note 9: Other Comprehensive Income

	2002		
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on securities			
Unrealized holding gains arising during the year	$ 1,008	$ (363)	$ 645
Less: Reclassification for net gains realized during the year	6	(3)	3
Net unrealized gains	$ 1,002	$ (360)	$ 642

	2001		
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on securities			
Unrealized holding gains arising during the year	$ 2,318	$ (841)	$ 1,477
Less: Reclassification for net losses realized during the year	(1)	—	(1)
Net unrealized gains	$ 2,319	$ (841)	$ 1,478

(Table Dollar Amounts in Thousands)

Note 10: Income Taxes

The provision for income taxes includes these components:

	2002	2001
Taxes currently payable		
Federal	$ 800	$ 758
State	55	63
Deferred income taxes		
Federal	(99)	(45)
State	(10)	(9)
Income tax expense	$ 746	$ 767

A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense is shown below:

	2002	2001
Computed at the statutory rate (34%)	$ 794	$ 767
Increase (decrease) resulting from		
Effect of state income taxes	31	36
Tax-exempt income	(43)	—
Increase in cash surrender value of life insurance	(26)	—
Other	(10)	(36)
Actual tax expense	$ 746	$ 767

(Table Dollar Amounts in Thousands)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2002	2001
Deferred tax assets		
Deferred compensation	$ 122	$ 122
Deferred compensation—Rabbi trust	86	85
Deposit-based intangible	74	53
Allowance for loan losses	76	5
	358	265
Deferred tax liabilities		
Depreciation	(109)	(79)
Federal Home Loan Bank stock dividends	(382)	(351)
Other	(15)	(92)
Unrealized gains on available-for-sale securities	(521)	(158)
	(1,027)	(680)
Net deferred tax liability	$ (669)	$ (415)

Retained earnings include approximately $2,096,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock, payment of excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. At June 30, 2002, the unrecorded deferred income tax liability on the above amount was approximately $800,000.

Note 11: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

(Table Dollar Amounts in Thousands)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2002 and 2001, that the Bank met all capital adequacy requirements to which it is subject.

As of June 30, 2002, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I riskbased and Tier I leverage ratios as set forth in the table. There are no conditions or events that have occurred since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2002						
Total Capital (to Risk-Weighted Assets)	$ 20,907	15.55%	$ 10,756	8.00%	$ 13,445	10.00%
Tier I Capital (to Risk-Weighted Assets)	19,932	14.83	5,378	4.00	8,067	6.00
Tier I Capital (to averaged assets)	19,932	8.19	9,730	4.00	12,163	5.00
As of June 30, 2001						
Total Capital (to Risk-Weighted Assets)	17,886	15.74	9,089	8.00	11,361	10.00
Tier I Capital (to Risk-Weighted Assets)	18,718	16.48	4,544	4.00	6,816	6.00
Core Capital (to adjusted total assets)	18,718	8.65	8,657	4.00	10,821	5.00
Core Capital (to adjusted tangible assets)	18,718	8.67	4,317	2.00	N/A	N/A
Tangible Capital (to adjusted total assets)	18,718	8.65	3,246	1.50	N/A	N/A

Without prior approval, the Bank is restricted as to the maximum amount of dividends it can pay to the Company to net profits (as defined) for the current year plus the previous two years.

(Table Dollar Amounts in Thousands)

Note 12: Employee Benefit Plans

Pension Plan

The Company is a participant in a pension fund known as The Pentegra Group (formerly the Financial Institutions Retirement Fund). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Plan benefits are fully vested after five years of service and are based on an employee's years of service and a percentage of the employee's average salary using the five highest consecutive years proceeding retirement. The Bank's funding policy is to make contributions to the plan equal to the amount accrued as pension expense. The Bank expense was $204,000 and $0 for the years ended June 30, 2002 or 2001, respectively.

Supplemental Retirement Plan

The Bank also has supplemental retirement plan arrangements for the benefit of certain officers and directors. These arrangements are funded by life insurance contracts which have been purchased by the Bank and a portion of the death benefit has been endorsed to the employee. The Bank's expense for the Plan was $9,000.

Employee Stock Ownership Plan

The Bank has an Employee Stock Ownership Plan (Plan) for the benefit of participating employees. Generally, all employees age 21 or older are eligible to participate upon completion of one year of service. The Plan contains 101,177 shares of Company stock, all of which are allocated. The cost of the Plan is borne by the Company through contributions to an employee stock ownership trust in amounts determined by the Board of Directors. The contributions to the Plan in 2002 and 2001 were $19,000 and $8,000, respectively.

Deferred Compensation Agreements (Rabbi Trusts)

Prior to its conversion, the Bank maintained an unfunded deferred compensation plan for members of the Board of Directors who elected to participate in any one year. Benefits were payable upon a participating director's retirement, resignation, disability or death unless the plan committee permitted earlier distributions in the event of a participant's emergency or necessity. The Bank established individual grantor trusts (Rabbi trusts) for each director who had deferred compensation, contributed funds sufficient to equal the deferred fees for each director and purchased a total of 44,473 shares of HFB Financial Corporation common stock at its conversion date. The assets of the individual Rabbi trusts are available to the general creditors of the Bank in the event of the Bank's insolvency. In 1994, the Bank adopted a new Deferred Compensation Agreement for the directors similar to the old agreement. All deferred payments are paid to these same Rabbi trusts.

(Table Dollar Amounts in Thousands)

The Rabbi trusts did not purchase any shares of stock in 2002 and 2001. A total of 1,670 shares were distributed to a trust beneficiary in 2002 and 2001. The Bank's liability at June 30, 2002 and 2001 for both plans was $574,300. Deferred amounts are included in other liabilities. The stock in the grantor trusts is shown as a contra-capital account until distributed to the directors over a five-year period beginning at their retirement, resignation or death. The amount charged to expense was $0 and $5,000 for 2002 and 2001, respectively.

Note 13: Stock Option Plan

The Company has an incentive stock option plan in which 144,500 shares have been reserved for future issuance by the Company to directors and employees of the Company and its subsidiary. The plan provides for a term of ten years after which no awards may be made unless earlier terminated by the Board of Directors. At June 30, 2002, options to purchase 143,641 shares had been granted.

Under the Company's incentive stock option plan, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest and become fully exercisable immediately. The exercise price of each option, which has a ten-year life, is equal to the market price of the Company's stock on the date of the grant; therefore, no compensation expense is recognized. No options were granted during 2002 or 2001.

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended June 30, 2002 and 2001.

	2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	21,714	$ 8.15	27,014	$ 7.53
Exercised	(4,931)	5.00	(5,300)	5.00
Outstanding, end of year	16,783	9.08	21,714	8.15
Options exercisable at year end	16,783	9.08	21,714	8.15

As of June 30, 2002, the 16,789 options outstanding have exercise prices ranging from 5.00 to 10.75 and a weighted-average remaining contractual life of 4.125 years.

(Table Dollar Amounts in Thousands)

Note 14: Earnings Per Share

Earnings per share were computed as follows:

	2002		
	Income	Weighted-Average Shares	Per Share Amount
Net Income	$ 1,589		
Basic Earnings Per Share			
Income available to common stockholders	1,589	1,246,561	$ 1.28
Effect of Dilutive Securities			
Stock options	—	9,416	
Diluted Earnings Per Share			
Income available to common stockholders and assumed conversions	$ 1,589	1,255,977	$ 1.27

	2001		
	Income	Weighted-Average Shares	Per Share Amount
Net Income	$ 1,489		
Basic Earnings Per Share			
Income available to common stockholders	$ 1,489	1,245,799	$ 1.20
Effect of Dilutive Securities			
Stock options	—	15,269	
Diluted Earnings Per Share			
Income available to common stockholders and assumed conversions	$ 1,489	1,261,068	$ 1.18

(Table Dollar Amounts in Thousands)

Note 15: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	June 30, 2002		June 30, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 5,225	$ 5,225	$ 13,888	$ 13,888
Trading securities	—	—	1,049	1,049
Available-for-sale securities	74,637	74,637	57,110	57,110
Loans, net of allowance for loan losses	154,450	158,385	136,863	142,967
FHLB stock	1,622	1,622	1,527	1,527
Cash surrender value of life insurance	2,811	2,811	—	—
Interest receivable	1,638	1,638	1,791	1,791
Financial liabilities				
Deposits	201,323	204,289	181,948	180,962
Long-term debt	19,871	20,056	12,453	12,614
Interest payable	855	855	962	962
Unrecognized financial instruments (net of contract amount)				
Commitments to extend credit	—	—	—	—
Letters of credit	—	—	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Investment Securities

Fair values for securities equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Federal Home Loan Bank Stock

Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Cash Surrender Value of Life Insurance

The fair value of cash surrender values of life insurance approximate carrying value.

Deposits

The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date, *i.e.*, their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Funds Purchased

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

(Table Dollar Amounts in Thousands)

Commitments to Extend Credit and Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 16: Commitments and Credit Risk

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At June 30, 2002 and 2001, the Company had outstanding commitments to originate loans aggregating approximately $3,613,000 and $3,257,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Company had total outstanding letters of credit amounting to $446,000 and $517,000 at June 30, 2002 and 2001, respectively, with terms ranging from 30 days to one year.

During 2002, Home Service Corporation (subsidiary of the Company) entered into a contract in which the Company has an option to purchase land at a cost of $510,000 for construction of a new branch. The option expires on December 10, 2002.

(Table Dollar Amounts in Thousands)

Note 17: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to the financial position, results of operation and cash flows of the Company:

Condensed Balance Sheets

	2002	2001
Assets		
Cash and due from banks	$ 922	$ 25
Trading assets, at fair value	—	1,049
Investment in common stock of subsidiaries	21,109	19,269
Other assets	112	126
Total assets	$ 22,143	$ 20,469
Liability	$ 2	$ —
Stockholders' Equity	22,141	20,469
Total liabilities and stockholders' equity	$ 22,143	$ 20,469

Condensed Statements of Income

	2002	2001
Income		
Dividends from subsidiaries	$ 404	$ 426
Net gain on trading securities	21	260
Other income	4	2
Total income	429	688
Expenses—Other	34	62
Income before income tax and equity in undistributed income of subsidiaries	395	626
Income tax expense	4	82
Income before equity in undistributed income of subsidiaries	391	544
Equity in undistributed income of subsidiaries	1,198	945
Net Income	$ 1,589	$ 1,489

(Table Dollar Amounts in Thousands)

Condensed Statements of Cash Flows

	2002	2001
Operating Activities		
Net income	$ 1,589	$ 1,489
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed income of subsidiaries	(1,198)	(945)
Net change in		
Trading assets, at fair value	1,049	(290)
Other assets and other liabilities	17	21
Other	—	(7)
Net cash provided by operating activities	1,457	268
Financing Activities		
Cash dividends	(507)	(493)
Proceeds from exercise of stock options	25	27
Common stock withdrawn from Rabbi trust	—	8
Purchase stock	(78)	(46)
Net cash used in financing activities	(560)	(504)
Net Change in Cash and Cash Equivalents	897	(236)
Cash and Cash Equivalents, Beginning of Year	25	261
Cash and Cash Equivalents, End of Year	$ 922	$ 25

Independent Accountants' Report

To the Stockholders and
Board of Directors
HFB Financial Corporation
Middlesboro, Kentucky

We have audited the accompanying consolidated balance sheets of HFB Financial Corporation as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HFB Financial Corporation as of June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Evansville, Indiana
July 18, 2002

Board of Directors

Robert V. Costanzo
Chairman of the Board of
the Bank and the Company

Charles A. Harris
Independent Insurance Agent
Harris Insurance Agency

Kenneth V. Jones
Chief Operations Officer

Frank W. Lee
Retired Pharmacist
Lee's Drug Store

Earl Burchfield
Retired Publisher of
Middlesboro Daily News

Frances Coffey Rasnic
Manager
Coffey Funeral Home

David B. Cook
President, Chief Executive
Officer and Director of the
Bank and the Company

Executive Officers

David B. Cook
President and Chief Executive
Officer

Stanley Alexander, Jr.
Chief Financial Officer

Kenneth V. Jones
Chief Operations Officer

Office Locations

Main Office
1602 Cumberland Avenue
Middlesboro, Kentucky

Branch Office
Village Center
Harlan, Kentucky

Branch Office
104 Cumberland Avenue
Harlan, Kentucky

Branch Office
500 Fifth Avenue
New Tazewell, Tennessee

General Information

Independent Certified
Public Accountants
BKD, LLP
P. O. Box 628
Evansville, Indiana 47704-0628

General Counsel
Joseph Coker
P. O. Box 134
Jacksboro, Tennessee 37757

Special Counsel
Kutak Rock
Suite 1000
1101 Connecticut Ave., N. W.
Washington, D.C. 20036-4374

Annual Meeting
The 2002 Annual Meeting of Stockholders will be held on October 16, 2002 at 2.00 p.m. at the Pine Mountain State Resort Park, Pineville, Kentucky.

Transfer Agent and Registrar
Registrar & Transfer Company
10 Commerce Drive
Crawford, New Jersey 07016-3572

Annual Report on
Form 10-KSB
A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2002 Annual Meeting upon written request to the Chief Financial Officer, HFB Financial Corporation, 1602 Cumberland Avenue, Middlesboro, Kentucky.